UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-13926
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Diamond Offshore 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

REQUIRED INFORMATION
Item 4.
     The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2005 (attached)

Exhibits
23.1	Consent of Deloitte & Touche LLP

AUDITED FINANCIAL STATEMENTS AND SCHEDULE
DIAMOND OFFSHORE 401(k) PLAN
Years Ended December 31, 2005 and 2004,
Supplemental Schedule for Year Ended December 31, 2005
and Report of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN
Audited Financial Statements and Schedule
Years Ended December 31, 2005 and 2004
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits for Years Ended December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedule for the Year Ended December 31, 2005:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	8
Consent of Independent Registered Public Accounting Firm
Note: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT
Participants and Administrative Committee
Diamond Offshore 401(k) Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Houston, Texas
June 29, 2006

DIAMOND OFFSHORE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2005	2004
INVESTMENTS AT FAIR VALUE:
Mutual funds	$156,196,310	$136,697,643
Diamond Offshore Drilling, Inc. common stock fund	9,993,859	6,083,624
Loans to participants	8,784,529	8,057,237

Total investments	174,974,698	150,838,504

CONTRIBUTIONS RECEIVABLE:
Employee	848,639	794,431
Employer	728,947	675,537

Total contributions receivable	1,577,586	1,469,968

NET ASSETS AVAILABLE FOR BENEFITS	$176,552,284	$152,308,472

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2005	2004
ADDITIONS:
Investment income:
Dividends and interest	$5,312,029	$4,071,602
Net appreciation in fair value of investments	10,044,858	9,937,432

Total investment income	15,356,887	14,009,034

CONTRIBUTIONS:
Employee	11,283,130	10,147,141
Employer	7,367,707	6,980,651
Rollover	182,892	114,819

Total contributions	18,833,729	17,242,611

Total additions	34,190,616	31,251,645

DEDUCTIONS:
Benefit payments	(9,914,445)	(7,321,029)
Administrative expenses and other	(32,359)	(39,546)

Total deductions	(9,946,804)	(7,360,575)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	24,243,812	23,891,070

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	152,308,472	128,417,402

End of period	$176,552,284	$152,308,472

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
     The Diamond Offshore 401(k) Plan, the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.
     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
     General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.
     Administration – The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.
     Participants – Employees of the Participating Employers become participants of the Plan after the lapse of one year from their original hire date without regard to continuous service.
     Contributions – We make a profit sharing contribution equal to 3.75% of each eligible employee’s qualified yearly earnings, as defined by the Plan. The Participating Employers also make matching contributions equal to 25% for every percent the employee contributes on a before-tax basis up to a maximum of 6%. Matching contributions to the plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her profit sharing contribution shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement. Each participant may make voluntary before-tax contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to federally mandated limitations of $14,000 and $13,000 for the years ended December 31, 2005 and 2004, respectively. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax maximums. The maximum for these catch-up contributions for the years ended December 31, 2005 and 2004 was $4,000 and $3,000, respectively. The catch-up contribution is not subject to employer match.
     Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity Managed Income Portfolio II, which is a common/commingled trust fund and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the Stock Fund. Investment elections to the Stock Fund are limited to no more than 25% of a participants’ total election.
     Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Stock Fund. Effective January 1, 2004, any transfers that would cause the value of the Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the Stock Fund are not affected by the 25% limitation.

     Participant Accounts – Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.
     Vesting – Each participant has, at all times, a fully vested and nonforfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers.
     Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce the Participating Employers contributions to the Plan. No forfeitures were utilized to reduce matching contributions during 2005 and 2004. For the years ended December 31, 2005 and 2004, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were not significant.
     Loans – Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:
•	one-half of the vested value of the account or

•	$50,000.
Such loans bear interest of prime + 1.0%, with varying maturity dates, typically not exceeding five years. Interest rates on participant loans ranged from 6.25% to 8.0% for the year ended December 31, 2005 and 5% to 10.5% for the year ended December 31, 2004.
     Distributions – Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent a participant’s accounts are invested in Diamond Offshore’s common stock, the participant may elect payment of whole shares of such stock with any balance paid in cash. Effective March 28, 2005, a mandatory cash out of a participant’s account valued from $1,001 to $5,000 will be rolled over to an IRA established with Fidelity unless the participant directs otherwise.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.
     Investment Valuation and Income Recognition – Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net assets value. Fair value for the Stock Fund is determined by using the last recorded sales price of Diamond Offshore common stock. The recorded value of the common/commingled trust fund is at contract value, which approximates fair value. Loans are valued at cost which approximates market value.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. The net appreciation in fair value of investment securities consists of the net change in unrealized appreciation in fair value and realized gains upon the sale of investments, which are determined using the fair values of the investment securities as of the beginning of the year or the purchase price if acquired since that date.

     Payment of Benefits – Benefit payments are recorded when paid.
     Expenses – We pay certain administrative expenses of the Plan, as provided in the plan document.
     Use of Estimates – Financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. We are required to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the Plan’s income and expenses during the reporting period. Actual results could differ from these estimates.
     Risks and Uncertainties – The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably likely that changes in the values of investment securities will occur in the near term.
3. INVESTMENTS
     The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2005 and 2004:

Description of Investment	2005		2004
Fidelity Managed Income Portfolio II*	$49,115,123		$43,819,887
Dodge & Cox Stock	22,647,496		1,483,481	**
Fidelity Growth Company Fund*	21,617,355		20,060,823
Fidelity Equity Income Fund*	—		18,189,749
Fidelity Dividend Growth Fund*	12,264,505		12,987,236
Diamond Offshore Stock Fund*	9,993,859		6,083,624	**
American Funds Euro-Pacific Growth A	9,313,705		7,065,274	**
Loans to participants*	8,784,529	**	8,057,237

*	Party-in-interest

**	Investment does not exceed 5% of December 31 and is shown for comparative purposes only.
     During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual Funds	$5,690,754	$7,010,426
Common Stock	4,354,104	2,927,006

Net appreciation of investments	$10,044,858	$9,937,432

4. PLAN TERMINATION
     Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, the trustee will distribute to each participant the amounts credited to his or her account. No amount will revert to us in the event of the Plan’s termination.
5. FEDERAL INCOME TAXES
     The Plan obtained a favorable tax determination letter from the IRS dated October 15, 2002 covering amendments through September 28, 2001. Although the Plan has been amended since that date, it is the opinion of the Plan’s administrative committee that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.

6. PARTY-IN-INTEREST TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions.

DIAMOND OFFSHORE 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

				(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	Value
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	(1)	$3,800,427
*	Fidelity Managed Income Portfolio II	Common/Commingled Trust Fund	(1)	49,115,123
	PIMCO Total Return Fund	Mutual Fund	(1)	5,562,512
	Managers Special Equity Fund	Mutual Fund	(1)	1,091,805
	Templeton Growth Fund – Class A	Mutual Fund	(1)	1,093,698
	Spartan U.S. Equity Index Fund	Mutual Fund	(1)	4,467,946
*	Fidelity Dividend Growth Fund	Mutual Fund	(1)	12,264,505
	American Funds – Euro-Pacific Growth Fund – Class A	Mutual Fund	(1)	9,313,705
	American Funds – American Growth Fund – Class R4	Mutual Fund	(1)	1,046,831
	ABF Small-Cap Value – Class PA	Mutual Fund	(1)	1,726,051
	Lord Abbett Mid-Cap Value Fund – Class P	Mutual Fund	(1)	2,724,478
*	Fidelity Growth Company Fund	Mutual Fund	(1)	21,617,355
*	Fidelity Low-Priced Stock Fund	Mutual Fund	(1)	6,354,251
*	Fidelity Freedom Income Fund	Mutual Fund	(1)	27,422
*	Fidelity Freedom 2000 Fund	Mutual Fund	(1)	95,043
*	Fidelity Freedom 2005 Fund	Mutual Fund	(1)	32,832
*	Fidelity Freedom 2010 Fund	Mutual Fund	(1)	1,066,370
*	Fidelity Freedom 2015 Fund	Mutual Fund	(1)	1,476,587
*	Fidelity Freedom 2020 Fund	Mutual Fund	(1)	6,261,121
*	Fidelity Freedom 2025 Fund	Mutual Fund	(1)	459,097
*	Fidelity Freedom 2030 Fund	Mutual Fund	(1)	1,837,870
*	Fidelity Freedom 2035 Fund	Mutual Fund	(1)	267,713
*	Fidelity Freedom 2040 Fund	Mutual Fund	(1)	1,846,072
	Dodge & Cox Stock Fund	Mutual Fund	(1)	22,647,496
*	Diamond Offshore Drilling, Inc.	Common Stock, par value $0.01	(1)	9,993,859
*	Loans to participants	Loans to participants, bearing interest of prime + 1.0%, with varying maturity dates, typically not exceeding five years		8,784,529

	TOTAL			$174,974,698

*	Party in interest

(1)	Cost information has been omitted because all investments are participant – directed.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned.

DIAMOND OFFSHORE 401(k) PLAN

Date: June 29, 2006
	By:	/s/ Robert L. Charles

	Name:	Robert L. Charles
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.